UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On March 2, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company entered into a forbearance agreement with certain holders of the Company’s 9.25% Senior Notes due 2011 and entered into a forbearance agreement with respect to its Purchase Money Loan Facility. A copy of the press release and the forbearance agreements are attached as Exhibit 99.1 to 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: March 2, 2009

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated March 2, 2009, announcing that the Company enters into Forbearance Agreements.

99.2	Forbearance Agreement dated March 2, 2009 among New ASAT (Finance) Limited, Guarantors and Consenting Holders.

99.3	Purchase Money Loan Forbearance Agreement dated March 2, 2009.

Exhibit 99.1

ASAT Holdings Limited Enters Into Forbearance Agreements

HONG KONG and MILPITAS, Calif., – March 2, 2009 – ASAT Holdings Limited (ASTTY.OB) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that certain holders (the “Noteholders”) of the Company’s 9.25% Senior Notes due 2011 (the “Notes”), representing more than 25% of the outstanding principal amount of the Notes, have entered into a forbearance agreement with the Company, which is effective through June 1, 2009. The Company intends to seek that the remaining Noteholders accede to the terms of the forbearance agreement.

The Company also today announced that it has entered into a forbearance agreement, effective through June 1, 2009, with respect to its Purchase Money Loan Facility.

ASAT expects that the forbearance agreements will provide the Company with additional time and flexibility as it continues discussions with its Noteholders and the lenders under the Purchase Money Loan Facility to develop an appropriate capital structure to support the Company’s long-term business objectives.

“We appreciate the confidence that the Noteholders and the Purchase Money Loan lenders have shown by approving the forbearance agreements. The agreements provide additional time to prepare arrangements for a longer-term financial restructuring,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “During this process, we expect no changes in our day-to-day operations and will remain focused on providing excellent service to our customers.”

Under terms of the forbearance agreements, the lenders agree to forbear from exercising their rights and remedies against the Company with respect to certain designated defaults until after June 1, 2009, subject to certain early termination events. For further details regarding the terms of the forbearance agreement, see ASAT Holdings’ report on Form 6-K dated March 2, 2009 furnished to the Securities and Exchange Commission and available at www.sec.gov.

Skadden, Arps, Slate, Meagher & Flom LLP is advising ASAT. The Noteholders are being advised by O’Melveny & Myers LLP.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Exhibit 99.1

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position, our manufacturing cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the Company can remain a primary source of packaging and assembly services in the semiconductor industry and continue to stay at the leading edge of packaging technology; the ability of the Company and its shareholders, noteholders, and other lenders to agree to and effectively implement a debt restructuring plan that will materially improve its capital structure and financial flexibility, in a timely manner or at all; the risk that the Company may not be able to continue as a going concern if such a plan is not so implemented and that its operations may be materially adversely affected during or after its discussions with noteholders if, for example, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations and to service its outstanding debt obligations (including, without limitation, its payments obligations under its 9.25% Senior Notes), particularly in light of the current global economic downturn and credit crisis; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

Exhibit 99.2

This FORBEARANCE AGREEMENT (“Agreement”) is made on this 2nd day of March 2009

BETWEEN:

(1)	NEW ASAT (FINANCE) LIMITED, an exempted company with limited liability under the Companies Law (as consolidated and revised) of the Cayman Islands (“Issuer”);

(2)	THE PERSONS NAMED IN PART A OF SCHEDULE 1 (each, a “Guarantor” and collectively “Guarantors”); and

(3)	THE PERSONS NAMED IN PART B OF SCHEDULE 1 and each person who from time to time executes a deed of accession as contemplated by Section 12 (Assignments and Accession) and Section 13 (Additional Consenting Holders) hereof (each, a “Consenting Holder” and collectively, “Consenting Holders”).

RECITALS:

(A)	The Issuer, the Guarantors and The Bank of New York, as trustee, are parties to that certain Indenture dated as of January 26, 2004, as amended by that certain First Supplemental Indenture dated as of May 20, 2005 and that certain Second Supplemental Indenture dated as of August 27, 2007 (as so amended, the “Indenture”), pursuant to which the Issuer duly authorized and issued US$150,000,000 of 9.25% Senior Notes due 2011 (“Notes”).

(B)	The Issuer anticipates that an Event of Default will occur under Section 6.1(1) of the Indenture as a result of (i) the failure of the Issuer to pay interest on the Notes due and payable on February 1, 2009 (“February Interest Payment”); and (ii) the continuance of such failure to pay without cure for a period of 30 consecutive days (“Default”).

(C)	The Issuer has requested that certain Holders (as hereinafter defined) agree to standstill and forbear from exercising their Existing Creditor Rights (as hereinafter defined) notwithstanding the Default to enable the Issuer and Guarantors to formulate and present for consideration a detailed and definitive proposal to restructure their respective affairs (“Restructuring Plan”).

(D)	Concurrently with the execution of this Agreement the lenders (collectively, “PMLA Lenders”) under the Purchase Money Loan Agreement, dated as of July 31, 2005 (as amended, restated, supplemented or otherwise modified, the “PMLA”) by and among ASAT Holdings Limited, an exempted company with limited liability under the Companies Law (as consolidated and revised) of the Cayman Islands (“ASAT Holdings”), and the PMLA Lenders, have agreed to enter into the PMLA Lender Forbearance Commitment (as hereinafter defined).

(E)	It is contemplated that the Consenting Holders, other Holders, the PMLA Lenders and certain members of ASAT Holdings will consider the Restructuring Plan, negotiate any amendments or variations thereto and thereafter execute a term sheet or heads of terms with regard to any such agreed plan subject to final definitive documentation (such term sheet or heads of terms, together with such Restructuring Plan as amended, modified and agreed in writing by the Issuer, ASAT Holdings, the Consenting Holders and PMLA Lenders, among others, the “Restructuring Plan Term Sheet”).

(F)	The Issuer, the Consenting Holders and the Guarantors enter into this Agreement to memorialize the terms and conditions on which the Consenting Holders shall standstill and forbear from exercising their respective Existing Creditor Rights during the Forbearance Period (as hereinafter defined).

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NOW THEREFORE, in consideration of the foregoing, the terms, covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

Definitions; Rules of Construction

1.	Any capitalized terms used and not otherwise defined in this body of this Agreement or in Schedule 2 have the respective meanings ascribed to them in the Indenture. Unless otherwise expressly set forth herein, the rules of construction set forth in the Indenture shall likewise govern this Agreement.

Standstill, Forbearance and Deferral

2.	Temporary Forbearance: Each Consenting Holder hereby severally, and not jointly, agrees that, during the Forbearance Period, such Consenting Holder will standstill, forbear and defer from exercising its respective Existing Creditor Rights against the Issuer or any Guarantor arising by reason of the occurrence of any of the Specified Defaults. Each Consenting Holder hereby severally, and not jointly, agrees to as soon as practical instruct the Trustee not to take any remedial action during the Forbearance Period against the Issuer or any Guarantor pursuant to the Credit Documents on account of any of the Specified Defaults.

3.	PMLA Forbearance: Notwithstanding anything herein to the contrary, the parties to this Agreement agree that the terms hereof shall not be deemed to have taken effect until the PMLA Lender Forbearance Commitment shall have been duly executed and delivered by the parties thereto.

Forbearance Period

4.	Initial Forbearance Period: With respect to each Consenting Holder, the forbearance and standstill provided in this Agreement shall commence on the Consenting Holder Commencement Date and shall remain in full force until 7:00 pm (New York City time) on Monday, June 1, 2009, unless otherwise earlier terminated as provided in Section 6 (Early Termination) (“Initial Forbearance Period”).

5.

Renewal Period: Upon the expiration (but not the termination) of the Initial Forbearance Period, the Instructing Holders may elect to extend, for additional periods of 30 consecutive days (each an “Additional Forbearance Period”), the duration of the forbearance and standstill provided in this Agreement. Each Additional Forbearance Period shall expire at 7:00 pm (New York City time) on the 30th consecutive day following the expiration of the Initial Forbearance Period or any immediately prior Additional Forbearance Period, as the case may be, unless further extended by the Consenting Holders, or earlier terminated in accordance with this Agreement.

6.	Early Termination: The Forbearance Period shall automatically terminate upon the earlier of (each a “Termination Event”):

(i)	that date on which a breach of any of the undertakings of the Issuer or any of the Guarantors under this Agreement has continued for five (5) Business Days;

(ii)	except in the case of any Restructuring Plan Proceeding, the date on which the Issuer or ASAT Holdings or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited) have become subject to or alternatively files to commence any Insolvency Proceeding or seeks similar relief under any law relating to bankruptcy, liquidation, insolvency, reorganization, winding-up, or composition or adjustment of debts or similar law;

(iii)	the date on which a distress, execution or other legal process is levied against the Issuer or ASAT Holdings or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited);

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(iv)	the date on which an encumbrancer takes possession or a liquidator, receiver, judicial manager, liquidation committee or administrator is appointed of the whole or any part of the assets or undertaking of the Issuer or ASAT Holdings or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited);

(v)	the date upon which a default has occurred under any mortgage, indenture or instrument (other than the Specified Defaults in respect of the Credit Documents and the “Specified Defaults” defined in the PMLA Lender Forbearance Commitment) under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer, ASAT Holdings or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer, ASAT Holdings or any of its Restricted Subsidiaries) and, in each case, the principal amount of any such Indebtedness aggregates US$1 million or more;

(vi)	the date final unsatisfied judgments not covered by insurance aggregating in excess of US$1 million at any one time shall have been rendered against the Issuer, ASAT Holdings or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited), but only if no such judgment has been stayed, bonded or discharged;

(vii)	the date on which any Guarantee ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee) or ASAT Holdings or any Guarantor denies, repudiates or disaffirms its Obligations under its Guarantee;

(viii)	the date on which (a) the PMLA Lender Forbearance Commitment terminates (or for the avoidance of doubt, the forbearance period thereunder terminates), (b) the PMLA Lender Forbearance Commitment ceases to be in full force and effect, (c) the PMLA Lender Forbearance Commitment becomes unenforceable or invalid, (d) the PMLA Lender Forbearance Commitment is declared null and void, or (e) any of the PMLA Lenders denies, repudiates or disaffirms its obligations under the PMLA Lender Forbearance Commitment;

(ix)	except as may be waived in writing by the Instructing Holders, the date on which the PMLA Lender Forbearance Commitment is modified or amended;

(x)	the date on which the PMLA or the Purchase Money Loan (as defined in the PMLA Lender Forbearance Commitment) is modified or amended, except for any modification or amendment contemplated by the Restructuring Plan Term Sheet to be implemented as part of the closing of the transactions contemplated by the Restructuring Plan Term Sheet;

(xi)	the date on which the Instructing Holders provide written notice to the Issuer and ASAT Holdings that such Instructing Holders have determined to terminate this Agreement;

(xii)	the date on which ASAT Holdings or any Restricted Subsidiary makes any payment or otherwise discharges any amount of principal or interest or other amount required under the PMLA or the guarantee of the PMLA, other than as contemplated by the Restructuring Plan Term Sheet; or

(xiii)

the occurrence following the date hereof of an event (or series of events) that could reasonably be expected to have a material adverse effect on (i) the property, business operations, financial condition, prospects, liabilities or capitalization

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of the Issuer or any Guarantor, (ii) the ability of the Issuer or any Guarantor to perform its Obligations (other than the Specified Defaults in respect of the Credit Documents and the “Specified Defaults” defined in the PMLA Lender Forbearance Commitment) under any of the Credit Documents or this Agreement, (iii) the validity or enforceability of any of the Credit Documents or this Agreement, (iv) the remedies or rights against the Issuer or any Guarantor pursuant to the Credit Documents or applicable law, or the other rights and remedies of the Consenting Holders under this Agreement.

7.	Notice of Termination Events:

7.1	ASAT Holdings will furnish to each Consenting Holder written notice as soon as practicable upon, but in any event within two (2) Business Days of, the occurrence of any “Termination Event” (as defined in the PMLA Forbearance Commitment) under the PMLA Forbearance Commitment within the knowledge of ASAT Holdings.

7.2	The Issuer will furnish to ASAT Holdings prompt written notice upon, but in any event within one (1) Business Day of, the occurrence of any Termination Event under this Agreement.

Termination

8.	Effect of Termination: Upon the expiration or termination of the Forbearance Period, the temporary forbearance of the Consenting Holders set forth herein and this Agreement (subject to Section 16 (Survival)) shall terminate and be void and of no further effect, and the Consenting Holders may exercise and enforce or take steps to exercise and enforce any and all of their respective Existing Creditor Rights as if this Agreement had not been entered into by any of the parties.

9.	No Waivers/Preservation: Entry into this Agreement shall not constitute any waiver or modification of any Existing Creditor Rights of any Consenting Holder. All such Existing Creditor Rights are hereby expressly preserved. For the avoidance of doubt, observance of a de facto standstill prior to a Consenting Holder Commencement Date shall not be and shall not be deemed to be a waiver of (i) any Event of Default, (ii) any Existing Creditor Rights, (iii) any of the terms of the Credit Documents or (iv) any right or remedy arising otherwise under applicable law.

Covenants

10.	Undertakings: During the Forbearance Period, the Issuer and each of the Guarantors shall comply with each of the undertakings and other obligations set out in Schedule 3 unless otherwise waived in writing by the Instructing Holders.

Costs

11.	Reimbursement: Without limiting or varying the terms of the Indenture, the Notes and the Guarantees, the Issuer and the Guarantors jointly or severally shall reimburse each of the Consenting Holders, within twenty (20) Business Days of receipt of an invoice, for all out-of-pocket costs and expenses (including, without limitation, the fees of professional advisers), if any, incurred by any of them in connection with the negotiation, preparation and execution of this Agreement and thereafter during the Forbearance Period.

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Assignments and Accession

12.	Assignment of Note: Nothing in this Agreement shall prevent any Consenting Holder from selling, assigning, transferring or granting a participation in its beneficial interest in the Notes; provided, however, that such Consenting Holder shall, prior to the entry into any contract or arrangement with the proposed assignee or transferee of the beneficial interest in the Notes held by such Consenting Holders, ensure that such assignee or transferee, concurrent with the consummation of such assignment or transfer, agrees in writing to accede to the terms of this Agreement as a Consenting Holder by entry into a deed of accession in the form attached at Exhibit A hereto, and upon the execution and subject to the terms and conditions of such deed of accession, such assignee or transferee shall become a “Consenting Holder” for all purposes of this Agreement.

13.	Additional Consenting Holders: At any time during the Forbearance Period, if any Holder that is not a Consenting Holder desires to become a party to this Agreement, such Holder may enter into the deed of accession in the form attached at Exhibit A hereto and upon the execution and subject to the terms and conditions of such deed of accession, such Holder shall become a “Consenting Holder” for all purposes of this Agreement.

Effect of this Agreement

14.	Except as set forth expressly herein, all terms of the Credit Documents, as supplemented hereby, shall be and remain in full force and effect. The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any Existing Creditor Rights of the Holders, nor constitute a waiver of any provision of the Credit Documents. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Indenture or the Notes without making specific reference to this Agreement, but nevertheless all such references shall include this Agreement unless the context otherwise requires.

Miscellaneous

15.	No Obligations: No Consenting Holder owes any contractual or general fiduciary duties to any other Consenting Holder by reason of or in connection with the arrangements contained in this Agreement. Each Consenting Holder is free to deal with the Issuer or any Guarantor without liability to account to any other Consenting Holder provided that such dealings are not inconsistent with, and are subject to, the provisions contained in this Agreement.

16.	Survival: The following provisions of this Agreement shall survive the termination of this Agreement (whether following the expiry of the Forbearance Period or otherwise) and shall continue in full force and effect:

16.1	Section 11 (Reimbursement);

16.2	Section 15 (No Obligations);

16.3	Section 19 (Governing Law),

and termination of this Agreement shall not affect any rights, remedies or obligations of the parties that have accrued or become due prior to such termination.

17.	Further Assurances: The parties hereto agree to execute any and all additional or supplemental documentation, and provide such further assistance as any of the parties hereto may reasonably require to give full effect to the terms, conditions and intentions of this Agreement.

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18.	Severability: Any term or provision of this Agreement or the application thereof to any circumstance that is prohibited or unenforceable (to any extent) in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or rendering unenforceable the remaining terms or provisions hereof or the application of such term or provision to circumstances other than those to which it is held invalid or unenforceable. Any such illegality, invalidity, prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable laws, the parties hereto waive any provision of law that renders any term or provision of this Agreement illegal, invalid, prohibited or unenforceable in any respect.

19.	Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

20.	Notices: Any communication or notice to be made or in connection with this Agreement shall be made in writing and in English, and made by fax, personal delivery, or overnight delivery service, addressed as follows:

20.1	If to the Issuer or any of the Guarantors:

c/o ASAT Holdings Limited

Unit 1403-6, 14th Floor

Texaco Centre

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong S.A.R.

Fax: (852) 2407 1868

Attention: Chief Financial Officer

with a copy to:

Skadden, Arps, Slate, Meagher & Flom

42nd Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong S.A.R.

Fax: (852) 3740-4727

Attention: Jonathan B. Stone

20.2	If to any Consenting Holder:

At the address or fax number set forth on such Consenting Holder’s signature page hereto (or if applicable, as set forth on such Consenting Holder’s signature page to the deed of accession)

with a copy to:

O’Melveny & Myers LLP

AIG Tower, 31st Floor

1 Connaught Road Central

Hong Kong S.A.R.

Fax: (852) 2522-1760

Attention: Mr. Mark Fairbairn and Mr. Victor Chen

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20.3	Except as provided below, any communication or notice in connection with this Agreement will be deemed to have been given as follows:

(i)	If delivered in person, at the time of the delivery;

(ii)	If by overnight mail, the next Business Day after deposit with reliable overnight delivery service, with proof of delivery; or

(iii)	If by fax, upon receipt in legible form with written confirmation of transmission.

20.4	A communication or notice given under this Section 20 (Notices) but received on a day other than a Business Day or after close of business in the place of receipt shall be deemed to be given on the next Business Day in that place.

21.	Counterparts: This Agreement may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile transmission or by electronic mail in pdf form shall be as effective as delivery of a manually executed counterpart hereof.

22.	Binding Nature: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall apply and be in full force and effect with respect to all Notes beneficially owned by each Consenting Holder, whether beneficially owned as of the date hereof or subsequently acquired.

23.	Entire Understanding: This Agreement sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

24.	Headings: The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

New ASAT (Finance) Limited
as the Issuer

Attest:	By:
Name:	Name:
Title:	Title:

ASAT Holdings Limited
as a Guarantor

Attest:	By:
Name:	Name:
Title:	Title:

ASAT Limited
as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

ASAT, INC.
as a Guarantor

Attest:	By:
Name:	Name:
Title:	Title:

TIMERSON LIMITED
as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

ASAT (CAYMAN) LIMITED
as a Guarantor

Attest:	By:
Name:	Name:
Title:	Title:

(Signatures of Consenting Holders follow)

CONSENTING HOLDER:

[NAME OF ENTITY]

By:
Name:
Title:

Address:

Facsimile:

PART A OF SCHEDULE 1

Guarantors

	Name of Company	Place of Incorporation
1	ASAT Holdings Limited	Cayman Islands
2	ASAT Limited	Hong Kong
3	ASAT, Inc.	California
4	Timerson Limited	Hong Kong
5	ASAT (Cayman) Limited	Cayman Islands

PART B OF SCHEDULE 1

Consenting Holders

1.
2.
3.
4.
5.
6.

SCHEDULE 2

Definitions

“Consenting Holder Commencement Date” means, with respect to a Consenting Holder, the later of (i) the date such Consenting Holder executes this Agreement or enters into the deed of accession in the form attached at Exhibit A hereto and (ii) the date the PMLA Lenders execute the PMLA Lender Forbearance Commitment.

“Credit Documents” means the Indenture, the Notes, the Guarantees and any other existing legal documents (including, without limitation, waivers, letters or guarantees) or other existing documents whatsoever entered into and between the Holders and Issuer or any Guarantors.

“Cross-border Recognition” means in connection with any Insolvency Proceeding commenced in any one jurisdiction the recognition of that Insolvency Proceeding in another jurisdiction and whether under law relating to bankruptcy, liquidation, insolvency, reorganization, winding-up, or composition or adjustment of debts or similar law, international principles of judicial comity, statute, enactment or other regulation including, without limitation, Chapter 15 of the United States Bankruptcy Reform Act of 1978, as amended from time to time.

“Encumbrance” means any charge (legal or equitable), mortgage (legal or equitable), pledge, lien, assignment by way of security, hypothecation, security interest, any “flawed asset” arrangement and set-off right which exceeds the rights available under insolvency set-off rules of any applicable jurisdiction, or any other security arrangement or agreement or possessory right, whether relating to existing or future assets and whether conditional or not and any option, right of pre-emption or restriction on voting or transfer or other encumbrance of whatever nature.

“Existing Creditor Rights” means all and any rights, powers, privileges or remedies of each respective Holder (including any successors, assigns or heirs) whether arising under the Indenture, the Notes, the Guarantees or under any applicable law, including but not limited to, the immediate right to (i) make demand or further demand, (ii) declare or accelerate the principal and accrued interest (and Liquidated Damages and Additional Amounts, if any) on the Notes, in whole or any part, (iii) enforce any Existing Security or Guarantee or other security interest or comfort in respect of any Indebtedness due now or in the future, (iv) exercise any right of set-off, combination of accounts or counterclaim in respect of Indebtedness under any Notes, (v) commence Insolvency Proceedings in respect of the Issuer or any Guarantors, (vi) otherwise commence any legal action (whatsoever and howsoever) against the Issuer, the Guarantors or any Restricted Subsidiary, (vii) increase any interest margin or vary any term of any Note, (viii) direct the Trustee to do any of the same, and (ix) join any other entity in the exercise of the same.

“Existing Security” means all Encumbrances or other charges in the nature of security interests granted to any creditor of the Issuer, the Guarantors or any Restricted Subsidiaries as at the date of this Agreement.

“Forbearance Period” means the Initial Forbearance Period together with any Additional Forbearance Period(s).

“Insolvency Proceeding” means any proceeding, process, appointment or application under any law relating to insolvency, reorganization, winding-up, or composition or adjustment of debts, including, without limitation, winding-up, liquidation, bankruptcy, provisional liquidation, receivership, administration, provisional supervision, court sanctioned scheme of arrangement, company voluntary arrangement, suspension of payment under court supervision or any other analogous proceedings in any jurisdiction (including any arising through or by reason of Cross-border Recognition).

“Instructing Holders” means not less than 50% (fifty per cent.) of the Consenting Holders by number and representing not less than 75% (seventy five per cent.) in value of the aggregate principal amount of the outstanding Notes held by the Consenting Holders.

“Permitted Asset Disposals” means the disposal of or Realisation of any assets of ASAT Holdings or any of its Restricted Subsidiaries in the ordinary course of business on terms and conditions negotiated at arms’ length which are either (i) sold or otherwise transferred for cash consideration, (ii) raw materials that are assembled or affixed onto customer-supplied semiconductor wafers or die as part of the assembly, packaging and testing services of ASAT Holdings or any of its Restricted Subsidiaries, or (iii) damaged, worn out or other obsolete personal property so long as such property is no longer necessary for the proper conduct of the business of ASAT Holdings or any of its Restricted Subsidiaries.

“Permitted Security” means (i) the Existing Security and (ii) the PRC Security.

“PMLA Lender Forbearance Commitment” means the forbearance agreement to be entered into between ASAT Holdings, the guarantors of the PMLA and the PMLA Lenders in the form attached at Exhibit B hereto.

“PRC” means the People’s Republic of China.

“PRC Government” means the central government of the PRC, including all governmental subdivisions (including provincial, municipal and other regional or local government entities) and all taxing authorities of the foregoing.

“PRC Security” means any Encumbrance, guarantee or other credit support with legal recourse created under and in accordance with the terms of the PRC Working Capital Facilities by ASAT Semiconductor (Dongguan) Limited or any other entity incorporated in the PRC over (i) real or personal property located and maintained in the PRC, (ii) accounts receivable in respect of package design, assembly and test services conducted and performed by ASAT Semiconductor (Dongguan) Limited in the PRC or (iii) reimbursement receivables with respect to value added tax due from the PRC Government.

“PRC Working Capital Facilities” means (i) the credit agreements of ASAT Semiconductor (Dongguan) Limited existing as at the date of this Agreement and (ii) any new working capital facilities obtained by ASAT Semiconductor (Dongguan) Limited after the date of this Agreement from financial institutions regulated under the laws of the PRC.

“Realisation” means, as the context may require, the accomplished sale, disposal, ingathering, collection, payment of damages, or other disposal whatsoever in respect of which value in cash or other valuable consideration is obtained from any assets and/or claims (including, without limitation, choses in action) of any company) and “Realised” shall have the correlative meaning.

“Restructuring Plan Proceeding” means any Insolvency Proceeding contemplated in the Restructuring Plan Term Sheet.

“Specified Defaults” means (i) the Default, (ii) the failure of ASAT Holdings to deliver to the Trustee and to each Holder quarterly financial statements with respect to the financial quarter ending October 31, 2008, (iii) the failure of ASAT Holdings to deliver to the Trustee and to each Holder quarterly financial statements with respect to the financial quarter ending January 31, 2009, (iv) the failure of the Issuer to deliver a report as required by Section 4.13(1)(a) of the Indenture with respect to the financial quarter ending October 31, 2008, (v) the failure of the Issuer to deliver a report as required by Section 4.13(1)(a) of the Indenture with respect to the financial quarter ending January 31, 2009 and (vi) any Event of Default under Section 6.1(6) of the Indenture arising as a result of any the “Specified Defaults” defined in the PMLA Lender Forbearance Commitment.

SCHEDULE 3

Covenants

Negative Covenants

During the Forbearance Period, each of the Issuer and the Guarantors undertakes to the Consenting Holders as a condition of this Agreement that it shall not (and shall not permit any Restricted Subsidiary to) other than as contemplated in the Restructuring Plan Term Sheet:

Standstill obligations: make any payment or otherwise discharge any amount of principal or interest required under the Indenture, the Notes or the Guarantees or otherwise consent to or permit the exercise of any Existing Creditor Rights of any Consenting Holder;

Disposals: dispose of or Realise any of its assets or any share or interest in any share in the capital of the Issuer and any Restricted Subsidiary other than Permitted Asset Disposals;

No Security: create, allow to come into being or permit any Encumbrance or other security interest over any of its assets (save in respect of any Permitted Security or arising by operation of law in the ordinary course of business);

Investments: acquire any interest in the share capital or instruments convertible into share capital of any other person (or entity), the assets and undertaking of any other person (or entity) (other than in the ordinary course of business), or any real property wherever located;

Dividends: declare or pay any dividend or other distribution whether interim or otherwise save in respect of (i) dividends or other distributions payable to the Issuer, ASAT Holdings or any Restricted Subsidiary and (ii) dividends payable to holders of Series A Preferred Shares of ASAT Holdings on March 15, 2009 pursuant to ASAT Holdings’ Articles of Association which dividends shall be paid solely in the requisite number of ordinary shares of ASAT Holdings;

Other arrangements: other than in the ordinary course of business, enter into any contract or series of connected contracts under which the consideration payable or receivable represents more than US$1,000,000 (or its equivalent in any other currency); or

Loans: make any loan or advance or grant any guarantee or indemnity of the obligations of any person or entity other than in the ordinary course of business.

PRC Working Capital Facilities

ASAT Holdings or the Issuer shall notify the Consenting Holders of the terms and conditions of any PRC Working Capital Facilities to be entered into by ASAT Semiconductor (Dongguan) Limited prior to such entry and the terms of such PRC Working Capital Facilities shall comply with the Indenture.

Information Covenants

Each of the Issuer and the Guarantors shall supply to each Consenting Holder such written particulars of any matters concerned with and arising out of the activities of such companies as the Consenting Holders may from time to time reasonably require and shall permit the Consenting Holders to discuss the affairs, finances and accounts of the Issuer and the Guarantors with the directors, officers, management employees, accountants, legal counsel and investment bankers of such companies, all at reasonable times and upon reasonable notice to such companies.

Restructuring

The Issuer and the Guarantors shall use their commercially reasonable efforts to formulate, negotiate and implement the Restructuring Plan (to the extent feasible) as soon as practicable following the date of this Agreement.

Exhibit A

Form of Deed of Accession to Forbearance Agreement

THIS DEED OF ACCESSION is made as of                                 , 2009 by [NAME OF TRANSFEREE/HOLDER] (the “Additional Consenting Holder”), a [—] corporation.

(A)	New ASAT (Finance) Limited (the “Issuer”), an exempted company with limited liability under the Companies Law (as consolidated and revised) of the Cayman Islands, the Guarantors and several Holders entered into a certain Forbearance Agreement on March 2, 2009 (the “Forbearance Agreement”) relating to that certain Indenture dated as of January 26, 2004, as amended by that certain First Supplemental Indenture dated as of May 20, 2005 and that certain Second Supplemental Indenture dated as of August 27, 2007 (the “Indenture”), pursuant to which the Issuer has duly authorized and issued US$150,000,000 of 9.25% Senior Notes due 2011.

(B)	The terms of the Forbearance Agreement allow any Holder that is not a party to that agreement or any assignee or transferee of the beneficial interest in the Notes held by a Consenting Holder to become a party to that agreement by executing and delivering to the Issuer a deed of accession.

(C)	The Additional Consenting Holder desires to become a party to the Forbearance Agreement.

TERMS AGREED:

1.	The Additional Consenting Holder acknowledges that it has read and fully understands the Forbearance Agreement.

2.	For all purposes in connection with the Forbearance Agreement, the Additional Consenting Holder shall and hereby becomes, from the date of this Deed of Accession, a party to and bound by the Forbearance Agreement to the same extent as if the Additional Consenting Holder were an original party thereto in the capacity of a Consenting Holder.

3.	This Deed of Accession shall be attached to and become a part of the Forbearance Agreement. This Deed of Accession and the Forbearance Agreement shall be read and construed as one document and references (in or pursuant to the Forbearance Agreement) to the Forbearance Agreement should be read and construed as reference to the Forbearance Agreement and this Deed of Accession.

4.	This Deed of Accession shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

Capitalized terms not otherwise defined shall have the meaning ascribed to them in the Indenture.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the duly authorized representative of the Additional Consenting Holder has executed this Deed of Accession as of the date first above written.

[NAME OF ADDITIONAL CONSENTING HOLDER]

Address:

Facsimile:

By:
Name:
Title:

Exhibit B

Form of PMLA Lender Forbearance Commitment

(Attached)

Exhibit 99.3

This PURCHASE MONEY LOAN FORBEARANCE AGREEMENT (“Agreement”) is made on this 2nd day of March 2009

BETWEEN:

(1)	ASAT HOLDINGS LIMITED, an exempted company with limited liability under the Companies Law (as consolidated and revised) of the Cayman Islands (“Borrower”);

(2)	THE PERSONS NAMED IN PART A OF SCHEDULE 1 (each, a “Guarantor” and collectively “Guarantors”); and

(3)	THE PERSONS NAMED IN PART B OF SCHEDULE 1 and each person who from time to time executes a deed of accession as contemplated by Section 12 (Assignments and Accession) (each, a “Lender” and collectively “Lenders”).

RECITALS:

(A)	The Borrower and the Lenders are parties to that certain Purchase Money Loan Agreement dated as of July 31, 2005 (as subsequently amended, modified and supplemented, the “PMLA”), pursuant to which the Lenders have provided the Borrower with a loan facility in an aggregate amount of up to US$15,000,000 (“Purchase Money Loan”) and that certain Amended and Restated Securities Purchase Agreement dated as of October 27, 2005 (as subsequently amended, modified and supplemented, the “Securities Purchase Agreement”).

(B)	(i) The total outstanding principal amount of Tranche A Loan (as defined in the PMLA) borrowed and due to the Lenders under the PMLA immediately prior to the execution hereof is US$10,000,000, (ii) the total outstanding principal amount of Tranche B Loan (as defined in the PMLA) borrowed and due to the Lenders under the PMLA immediately prior to the execution hereof is US$4,835,564, such amount representing accrued and unpaid interest under the PMLA that was converted into principal amount of Tranche B Loan due to the Lenders under the PMLA pursuant to an amendment to the PMLA, dated October 17, 2008, by the Borrower, the Lenders and the Administrative Agent (as defined in the PMLA), and (iii) the total amount of accrued and unpaid interest under the PMLA as of February 1, 2009 is US$672,582.

(C)	The Borrower anticipates that an Event of Default will occur under Section 6.1 of the PMLA as a result of the Specified Defaults (as hereinafter defined).

(D)	The Borrower has requested that the Lenders agree to standstill and forbear from exercising their Existing Creditor Rights (as hereinafter defined) notwithstanding the Specified Defaults to enable the Borrower and Guarantors to formulate and present for consideration a detailed and definitive proposal to restructure their respective affairs (“Restructuring Plan”).

(E)	Concurrently with the execution of this Agreement certain holders (collectively, “Consenting Holders”) of the 9.25% Senior Notes due 2011 issued by New ASAT (Finance) Limited (“Notes”) have agreed to enter into the Notes Forbearance Agreement (as hereinafter defined).

(F)	It is contemplated that the PMLA Lenders, the Consenting Holders, other holders of the Notes and certain members of the Borrower will consider the Restructuring Plan, negotiate any amendments or variations thereto and thereafter execute a term sheet or heads of terms with regard to any such agreed plan subject to final definitive documentation (such term sheet or heads of terms, together with such Restructuring Plan as amended, modified and agreed in writing by the Borrower, New ASAT (Finance) Limited, the PMLA Lenders and the Consenting Holders, among others, the “Restructuring Plan Term Sheet”).

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(G)	The Borrower, the Lenders and the Guarantors enter into this Agreement to memorialize the terms and conditions on which the Lenders shall standstill and forbear from exercising their respective Existing Creditor Rights during the Forbearance Period (as hereinafter defined).

NOW THEREFORE, in consideration of the foregoing, the terms, covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

Definitions; Rules of Construction

1.	Any capitalized terms used and not otherwise defined in this body of this Agreement or in Schedule 2 have the respective meanings ascribed to them in the PMLA. Unless otherwise expressly set forth herein, the rules of construction set forth in the PMLA shall likewise govern this Agreement.

Standstill, Forbearance and Deferral

2.	Temporary Forbearance: Each Lender hereby severally, and not jointly, agrees that, during the Forbearance Period, such Lender will standstill, forbear and defer from exercising its respective Existing Creditor Rights against the Borrower or any Guarantor arising by reason of the occurrence of any of the Specified Defaults. Each Lender hereby severally, and not jointly, agrees to as soon as practical instruct the Administrative Agent not to take any remedial action during the Forbearance Period against the Borrower or any Guarantor pursuant to the Credit Documents on account of any of the Specified Defaults.

3.	Notes Forbearance: Notwithstanding anything herein to the contrary, the parties to this Agreement agree that the terms hereof shall not be deemed to have taken effect until the Notes Forbearance Agreement shall have been duly executed and delivered by the parties thereto.

Forbearance Period

4.	Initial Forbearance Period: With respect to each Lender, the forbearance and standstill provided in this Agreement shall commence on the Commencement Date and shall remain in full force until 7:00 pm (New York City time) on Monday, June 1, 2009, unless otherwise earlier terminated as provided in Section 6 (Early Termination) (“Initial Forbearance Period”).

5.

Renewal Period: Upon the expiration (but not the termination) of the Initial Forbearance Period, the Instructing Lenders may elect to extend, for additional periods of 30 consecutive days (each an “Additional Forbearance Period”), the duration of the forbearance and standstill provided in this Agreement. Each Additional Forbearance Period shall expire at 7:00 pm (New York City time) on the 30th consecutive day following the expiration of the Initial Forbearance Period or any immediately prior Additional Forbearance Period, as the case may be, unless further extended by the Lenders, or earlier terminated in accordance with this Agreement.

6.	Early Termination: The Forbearance Period shall automatically terminate upon the earlier of (each a “Termination Event”):

(i)	that date on which a breach of any of the undertakings of the Borrower or any of the Guarantors under this Agreement has continued for five (5) Business Days;

(ii)	except in the case of any Restructuring Plan Proceeding, the date on which the Borrower or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited) have become subject to or alternatively files to commence any Insolvency Proceeding or seeks similar relief under any law relating to bankruptcy, liquidation, insolvency, reorganization, winding-up, or composition or adjustment of debts or similar law;

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(iii)	the date on which a distress, execution or other legal process is levied against the Borrower or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited);

(iv)	the date on which an encumbrancer takes possession or a liquidator, receiver, judicial manager, liquidation committee or administrator is appointed of the whole or any part of the assets or undertaking of the Borrower or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited);

(v)	the date upon which a default has occurred under any mortgage, indenture or instrument (other than the Specified Defaults in respect of the Credit Documents and the “Specified Defaults” defined in the Notes Forbearance Agreement) under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Borrower or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Borrower or any of its Restricted Subsidiaries) and, in each case, the principal amount of any such Indebtedness aggregates US$1 million or more;

(vi)	the date final unsatisfied judgments not covered by insurance aggregating in excess of US$1 million at any one time shall have been rendered against the Borrower or any of its Restricted Subsidiaries (including without limitation and for the avoidance of doubt ASAT Limited), but only if no such judgment has been stayed, bonded or discharged;

(vii)	the date on which the Guaranty ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guaranty) or any Guarantor denies, repudiates or disaffirms its Obligations under the Guaranty;

(viii)	the date on which (a) the Notes Forbearance Agreement terminates (or for the avoidance of doubt, the forbearance period thereunder terminates), (b) the Notes Forbearance Agreement ceases to be in full force and effect, (c) the Notes Forbearance Agreement becomes unenforceable or invalid, (d) the Notes Forbearance Agreement is declared null and void, or (e) any of the Consenting Holders denies, repudiates or disaffirms its obligations under the Notes Forbearance Agreement;

(ix)	except as may be waived in writing by the Instructing Lenders, the date on which the Notes Forbearance Agreement is modified or amended;

(x)	the date on which the Indenture or the Notes are modified or amended, except for any modification or amendment contemplated by the Restructuring Plan Term Sheet to be implemented as part of the closing of the transactions contemplated by the Restructuring Plan Term Sheet;

(xi)	the date on which the Instructing Lenders provide written notice to the Borrower that such Instructing Lenders have determined to terminate this Agreement;

(xii)	the date on which the Borrower or any Restricted Subsidiary makes any payment or otherwise discharges any amount of principal or interest or other amount required under the Indenture, the Notes or the guarantees of the Notes, other than as contemplated by the Restructuring Plan Term Sheet; or

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(xiii)	the occurrence following the date hereof of an event (or series of events) that could reasonably be expected to have a material adverse effect on (i) the property, business operations, financial condition, prospects, liabilities or capitalization of the Borrower or any Guarantor, (ii) the ability of the Borrower or any Guarantor to perform its Obligations (other than the Specified Defaults in respect of the Credit Documents and the “Specified Defaults” defined in the Notes Forbearance Agreement) under any of the Credit Documents or this Agreement, (iii) the validity or enforceability of any of the Credit Documents or this Agreement, (iv) the remedies or rights against the Borrower or any Guarantor pursuant to the Credit Documents or applicable law, or the other rights and remedies of the Lenders under this Agreement.

7.	Notice of Termination Event under the Notes Forbearance Agreement: The Borrower will furnish, and will procure that New ASAT (Finance) Limited will furnish, to each Lender written notice as soon as practicable upon, but in any event within two (2) Business Days of, the occurrence of any “Termination Event” (as defined in the Notes Forbearance Agreement) under the Notes Forbearance Agreement within the knowledge of the Borrower or New ASAT (Finance) Limited.

Termination

8.	Effect of Termination: Upon the expiration or termination of the Forbearance Period, the temporary forbearance of the Lenders set forth herein and this Agreement (subject to Section 15 (Survival)) shall terminate and be void and of no further effect, and the Lenders may exercise and enforce or take steps to exercise and enforce any and all of their respective Existing Creditor Rights as if this Agreement had not been entered into by any of the parties.

9.	No Waivers/Preservation: Entry into this Agreement shall not constitute any waiver or modification of any Existing Creditor Rights of any Lender. All such Existing Creditor Rights are hereby expressly preserved. For the avoidance of doubt, observance of a de facto standstill prior to the Commencement Date shall not be and shall not be deemed to be a waiver of (i) any Event of Default, (ii) any Existing Creditor Rights, (iii) any of the terms of the Credit Documents or (iv) any right or remedy arising otherwise under applicable law.

Covenants

10.	Undertakings: During the Forbearance Period, the Borrower and each of the Guarantors shall comply with each of the undertakings and other obligations set out in Schedule 3 unless otherwise waived in writing by the Instructing Lenders.

Costs

11.	Reimbursement: Without limiting or varying the terms of the PMLA and the Guaranty, the Borrower and the Guarantors jointly or severally shall reimburse each of the Lenders, within twenty (20) Business Days of receipt of an invoice, for all out-of-pocket costs and expenses (including, without limitation, the fees of professional advisers), if any, incurred by any of them in connection with the negotiation, preparation and execution of this Agreement and thereafter during the Forbearance Period.

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Assignments and Accession

12.	Assignment of Purchase Money Loan Participations: Nothing in this Agreement shall prevent any Lender from selling, assigning or transferring all or a portion of its rights and obligations under the PMLA, including all or a portion of its Loans owing it or other Obligations; provided, however, that such Lender shall, prior to the entry into any contract or arrangement with the proposed assignee or transferee of the portion of such Lender’s rights and obligations under the PMLA, ensure that such assignee or transferee, concurrent with the consummation of such assignment or transfer, agrees in writing to accede to the terms of this Agreement as a Lender by entry into a deed of accession in the form attached at Exhibit A hereto, and upon the execution and subject to the terms and conditions of such deed of accession, such assignee or transferee shall become a “Lender” for all purposes of this Agreement.

Effect of this Agreement

13.	Except as set forth expressly herein, all terms of the Credit Documents, as supplemented hereby, shall be and remain in full force and effect. The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided herein, operate as a waiver of any Existing Creditor Rights of the Lenders, nor constitute a waiver of any provision of the Credit Documents. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to PMLA without making specific reference to this Agreement, but nevertheless all such references shall include this Agreement unless the context otherwise requires.

Miscellaneous

14.	No Obligations: No Lender owes any contractual or general fiduciary duties to any other Lender by reason of or in connection with the arrangements contained in this Agreement. Each Lender is free to deal with the Borrower or any Guarantor without liability to account to any other Lender provided that such dealings are not inconsistent with, and are subject to, the provisions contained in this Agreement.

15.	Survival: The following provisions of this Agreement shall survive the termination of this Agreement (whether following the expiry of the Forbearance Period or otherwise) and shall continue in full force and effect:

15.1	Section 11 (Reimbursement);

15.2	Section 14 (No Obligations);

15.3	Section 18 (Governing Law),

and termination of this Agreement shall not affect any rights, remedies or obligations of the parties that have accrued or become due prior to such termination.

16.	Further Assurances: The parties hereto agree to execute any and all additional or supplemental documentation, and provide such further assistance as any of the parties hereto may reasonably require to give full effect to the terms, conditions and intentions of this Agreement.

17.

Severability: Any term or provision of this Agreement or the application thereof to any circumstance that is prohibited or unenforceable (to any extent) in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or rendering unenforceable the remaining terms or provisions hereof or the application of such term or provision to circumstances other than those to which it is held invalid or unenforceable.

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Any such illegality, invalidity, prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable laws, the parties hereto waive any provision of law that renders any term or provision of this Agreement illegal, invalid, prohibited or unenforceable in any respect.

18.	Governing Law: This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

19.	Notices: Any communication or notice to be made or in connection with this Agreement shall be made in writing and in English, and made by fax, personal delivery, or overnight delivery service, addressed as follows:

19.1	If to the Borrower or any of the Guarantors:

c/o ASAT Holdings Limited

Unit 1403-6, 14th Floor

Texaco Centre

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong S.A.R.

Fax: (852) 2407 1868

Attention: Chief Financial Officer

with a copy to:

Skadden, Arps, Slate, Meagher & Flom

42nd Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong S.A.R.

Fax: (852) 3740-4727

Attention: Jonathan B. Stone

19.2	If to any Lender:

At the address or fax number set forth in Annex A to the PMLA (or if applicable, as set forth on such Lender’s signature page to the deed of accession)

with a copy to:

Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong S.A.R.

Fax: (852) 2219-0222

Attention: Neil McDonald and Timothy Sackar

19.3	Except as provided below, any communication or notice in connection with this Agreement will be deemed to have been given as follows:

(i)	If delivered in person, at the time of the delivery;

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(ii)	If by overnight mail, the next Business Day after deposit with reliable overnight delivery service, with proof of delivery; or

(iii)	If by fax, upon receipt in legible form with written confirmation of transmission.

19.4	A communication or notice given under this Section 19 (Notices) but received on a day other than a Business Day or after close of business in the place of receipt shall be deemed to be given on the next Business Day in that place.

20.	Counterparts: This Agreement may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile transmission or by electronic mail in pdf form shall be as effective as delivery of a manually executed counterpart hereof.

21.	Binding Nature: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

22.	Entire Understanding: This Agreement sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

23.	Headings: The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ASAT Holdings Limited
as Borrower

Attest:	By:
Name:	Name:
Title:	Title:

ASAT Limited
as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

ASAT, INC.
as a Guarantor

Attest:	By:
Name:	Name:
Title:	Title:

TIMERSON LIMITED
as a Guarantor

By:
Name:
Title:

By:
Name:
Title:

ASAT (CAYMAN) LIMITED
as a Guarantor

Attest:	By:
Name:	Name:
Title:	Title:

as Lender

BY:

By:
Name:
Title:

as Lender

BY:

By:
Name:
Title:

as Lender

BY:

By:
Name:
Title:

as Lender

BY:

BY:

BY:

By:
Name:
Title:

PART A OF SCHEDULE 1

Guarantors

	Name of Company	Place of Incorporation
1	ASAT Limited	Hong Kong
2	ASAT, Inc.	California
3	Timerson Limited	Hong Kong
4	ASAT (Cayman) Limited	Cayman Islands

PART B OF SCHEDULE 1

Lenders

1.
2.
3.
4.

SCHEDULE 2

Definitions

“Commencement Date” means, with respect to a Lender, the later of (i) the date hereof and (ii) the first date all of the Designated Funds have executed the Notes Forbearance Agreement.

“Credit Documents” means the PMLA, the Guaranty, the Warrants, the Securities Purchase Agreement and any other existing legal documents (including, without limitation, waivers, letters or guarantees) or other existing documents whatsoever entered into and between the Lenders and Borrower or any Guarantors.

“Cross-border Recognition” means in connection with any Insolvency Proceeding commenced in any one jurisdiction the recognition of that Insolvency Proceeding in another jurisdiction and whether under law relating to bankruptcy, liquidation, insolvency, reorganization, winding-up, or composition or adjustment of debts or similar law, international principles of judicial comity, statute, enactment or other regulation including, without limitation, Chapter 15 of the United States Bankruptcy Reform Act of 1978, as amended from time to time.

“Designated Funds” means “            ”.

“Encumbrance” means any charge (legal or equitable), mortgage (legal or equitable), pledge, lien, assignment by way of security, hypothecation, security interest, any “flawed asset” arrangement and set-off right which exceeds the rights available under insolvency set-off rules of any applicable jurisdiction, or any other security arrangement or agreement or possessory right, whether relating to existing or future assets and whether conditional or not and any option, right of pre-emption or restriction on voting or transfer or other encumbrance of whatever nature.

“Existing Creditor Rights” means all and any rights, powers, privileges or remedies of each respective Lender (including any successors, assigns or heirs) whether arising under the PMLA, the Guaranty or under any applicable law, including but not limited to, the immediate right to (i) make demand or further demand, (ii) declare or accelerate the principal and accrued interest on the Purchase Money Loan, in whole or any part, (iii) enforce any Existing Security or the Guaranty or other security interest or comfort in respect of any Indebtedness due now or in the future, (iv) exercise any right of set-off, combination of accounts or counterclaim in respect of Indebtedness under the Purchase Money Loan, (v) commence Insolvency Proceedings in respect of the Borrower or any Guarantors, (vi) otherwise commence any legal action (whatsoever and howsoever) against the Borrower, the Guarantors or any Restricted Subsidiary, (vii) increase any interest margin or vary any term of the Purchase Money Loan (other than pursuant to the Restructuring Plan Term Sheet), (viii) direct the Administrative Agent to do any of the same, and (ix) join any other entity in the exercise of the same.

“Existing Security” means all Encumbrances or other charges in the nature of security interests granted to any creditor of the Borrower, the Guarantors or any Restricted Subsidiaries as at the date of this Agreement.

“February Interest Payment” means the interest payment on the Purchase Money Loan due and payable on February 1, 2009.

“Forbearance Period” means the Initial Forbearance Period together with any Additional Forbearance Period(s).

“Insolvency Proceeding” means any proceeding, process, appointment or application under any law relating to insolvency, reorganization, winding-up, or composition or adjustment of debts, including, without limitation, winding-up, liquidation, bankruptcy, provisional liquidation, receivership, administration, provisional supervision, court sanctioned scheme of arrangement, company voluntary arrangement, suspension of payment under court supervision or any other analogous proceedings in any jurisdiction (including any arising through or by reason of Cross-border Recognition).

“Instructing Lenders” means not less than 50% (fifty per cent.) of the Lenders by number and representing not less than 75% (seventy five per cent.) in value of the aggregate outstanding principal amount of the Purchase Money Loan held by the Lenders.

“March Interest Payment” means the interest payment on the Purchase Money Loan due and payable on March 31, 2009.

“March Principal Payment” means the principal payment on the Purchase Money Loan due and payable on March 31, 2009.

“Notes Forbearance Agreement” means the forbearance agreement to be entered into between New ASAT (Finance) Limited, the guarantors of the Notes and the Consenting Holders in the form attached at Exhibit B hereto.

“Permitted Asset Disposals” means the disposal of or Realisation of any assets of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business on terms and conditions negotiated at arms’ length which are either (i) sold or otherwise transferred for cash consideration, (ii) raw materials that are assembled or affixed onto customer-supplied semiconductor wafers or die as part of the assembly, packaging and testing services of the Borrower or any of its Restricted Subsidiaries, or (iii) damaged, worn out or other obsolete personal property so long as such property is no longer necessary for the proper conduct of the business of the Borrower or any of its Restricted Subsidiaries.

“Permitted Security” means (i) the Existing Security and (ii) the PRC Security.

“PRC” means the People’s Republic of China.

“PRC Government” means the central government of the PRC, including all governmental subdivisions (including provincial, municipal and other regional or local government entities) and all taxing authorities of the foregoing.

“PRC Security” means any Encumbrance, guarantee or other credit support with legal recourse created under and in accordance with the terms of the PRC Working Capital Facilities by ASAT Semiconductor (Dongguan) Limited or any other entity incorporated in the PRC over (i) real or personal property located and maintained in the PRC, (ii) accounts receivable in respect of package design, assembly and test services conducted and performed by ASAT Semiconductor (Dongguan) Limited in the PRC or (iii) reimbursement receivables with respect to value added tax due from the PRC Government.

“PRC Working Capital Facilities” means (i) the credit agreements of ASAT Semiconductor (Dongguan) Limited existing as at the date of this Agreement and (ii) any new working capital facilities obtained by ASAT Semiconductor (Dongguan) Limited after the date of this Agreement from financial institutions regulated under the laws of the PRC.

“Realisation” means, as the context may require, the accomplished sale, disposal, ingathering, collection, payment of damages, or other disposal whatsoever in respect of which value in cash or other valuable consideration is obtained from any assets and/or claims (including, without limitation, choses in action) of any company) and “Realised” shall have the correlative meaning.

“Restructuring Plan Proceeding” means any Insolvency Proceeding contemplated in the Restructuring Plan Term Sheet.

“Specified Defaults” means (i) the failure of the Borrower to pay the February Interest Payment, (ii) the failure of the Borrower to pay the March Interest Payment, (iii) the failure of the Borrower to pay the March Principal Payment, (iv) the failure of the Borrower to comply with Section 4.5(a)(iii) of the PMLA and Section 5.1(a)(iii) of the Securities Purchase Agreement with respect to the delivery by the Borrower of the quarterly financial statements specified therein for the Borrower’s financial quarters ended July 31, 2008, October 31, 2008 and January 31, 2009, (v) the failure of the Borrower to comply with Section 4.5(a)(ii) of the PMLA and Section 5.1(a)(ii) of the Securities Purchase Agreement with respect to the Borrower’s financial quarters ended July 31, 2008, October 31, 2008 and January 31, 2009, (vi) the failure of the Borrower to comply with Section 4.5(b) of the PMLA and Section 5.1(b) of the Securities Purchase Agreement with respect to the delivery of notice of any Default arising under any material agreement of the Borrower by virtue of the Borrower’s failure to timely deliver its quarterly financial statements for its quarters ended July 31, 2008, October 31, 2008 and January 31, 2009 and (vii) any Event of Default under Section 6.1(f) of the PMLA arising as a result of any the “Specified Defaults” defined in the Notes Forbearance Agreement.

SCHEDULE 3

Covenants

Negative Covenants

During the Forbearance Period, each of the Borrower and the Guarantors undertakes to the Lenders as a condition of this Agreement that it shall not (and shall not permit any Restricted Subsidiary to) other than as contemplated in the Restructuring Plan Term Sheet:

Standstill obligations: make any payment or otherwise discharge any amount of principal or interest required under the PMLA or the Guaranty or otherwise consent to or permit the exercise of any Existing Creditor Rights of any Lender;

Disposals: dispose of or Realise any of its assets or any share or interest in any share in the capital of the Borrower and any Restricted Subsidiary other than Permitted Asset Disposals;

No Security: create, allow to come into being or permit any Encumbrance or other security interest over any of its assets (save in respect of any Permitted Security or arising by operation of law in the ordinary course of business);

Investments: acquire any interest in the share capital or instruments convertible into share capital of any other person (or entity), the assets and undertaking of any other person (or entity) (other than in the ordinary course of business), or any real property wherever located;

Dividends: declare or pay any dividend or other distribution whether interim or otherwise save in respect of (i) dividends or other distributions payable to the Borrower or any Restricted Subsidiary and (ii) dividends payable to holders of Series A Preferred Shares of the Borrower on March 15, 2009 pursuant to the Borrower’s Articles of Association which dividends shall be paid solely in the requisite number of ordinary shares of the Borrower;

Other arrangements: other than in the ordinary course of business, enter into any contract or series of connected contracts under which the consideration payable or receivable represents more than US$1,000,000 (or its equivalent in any other currency); or

Loans: make any loan or advance or grant any guarantee or indemnity of the obligations of any person or entity other than in the ordinary course of business.

PRC Working Capital Facilities

The Borrower shall notify the Lenders of the terms and conditions of any PRC Working Capital Facilities to be entered into by ASAT Semiconductor (Dongguan) Limited prior to such entry and the terms of such PRC Working Capital Facilities shall comply with the Indenture.

Information Covenants

Each of the Borrower and the Guarantors shall supply to each Lender such written particulars of any matters concerned with and arising out of the activities of such companies as the Lenders may from time to time reasonably require and shall permit the Lenders to discuss the affairs, finances and accounts of the Borrower and the Guarantors with the directors, officers, management employees, accountants, legal counsel and investment bankers of such companies, all at reasonable times and upon reasonable notice to such companies.

Restructuring

The Borrower and the Guarantors shall use their commercially reasonable efforts to formulate, negotiate and implement the Restructuring Plan (to the extent feasible) as soon as practicable following the date of this Agreement.

Exhibit A

Form of Deed of Accession to Forbearance Agreement

THIS DEED OF ACCESSION is made as of                             , 2009 by [NAME OF ASSIGNEE/TRANSFEREE] (the “Additional Lender”), a [—] corporation.

(A)	ASAT Holdings Limited (the “Borrower”), an exempted company with limited liability under the Companies Law (as consolidated and revised) of the Cayman Islands, the Guarantors and the Lenders entered into a certain Forbearance Agreement on March 2, 2009 (the “Forbearance Agreement”) relating to that certain Purchase Money Loan Agreement dated as of July 31, 2005 (as subsequently amended, modified and supplemented, the “PMLA”), pursuant to which the Lenders have provided the Borrower with a loan facility in an aggregate amount of up to US$15,000,000 (“Purchase Money Loan”).

(B)	The terms of the Forbearance Agreement allow any assignee or transferee of a Lender’s rights and obligations under the PMLA to become a party to that agreement by executing and delivering to the Borrower a deed of accession.

(C)	The Additional Lender desires to become a party to the Forbearance Agreement.

TERMS AGREED:

1.	The Additional Lender acknowledges that it has read and fully understands the Forbearance Agreement.

2.	For all purposes in connection with the Forbearance Agreement, the Additional Lender shall and hereby becomes, from the date of this Deed of Accession, a party to and bound by the Forbearance Agreement to the same extent as if the Additional Lender were an original party thereto in the capacity of a Lender.

3.	This Deed of Accession shall be attached to and become a part of the Forbearance Agreement. This Deed of Accession and the Forbearance Agreement shall be read and construed as one document and references (in or pursuant to the Forbearance Agreement) to the Forbearance Agreement should be read and construed as reference to the Forbearance Agreement and this Deed of Accession.

4.	This Deed of Accession shall be governed by, and construed in accordance with, the laws of the State of New York excluding choice-of-law principles of the law of such State that would require the application of the laws of a jurisdiction other than such State.

Capitalized terms not otherwise defined shall have the meaning ascribed to them in the PMLA.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the duly authorized representative of the Additional Lender has executed this Deed of Accession as of the date first above written.

[NAME OF LENDER]

Address:

Facsimile:

By:
Name:
Title:

Exhibit B

Form of Notes Forbearance Agreement

(Attached)